CHORUS MOTORS PUBLIC LIMITED COMPANY

Unaudited Financial Statements
for the nine months ending 31 December 2006
the third fiscal quarter of Fiscal Year 2007

CHORUS MOTORS PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 68312

INCOME STATEMENT

For the nine months ended 31 December 2006

	31 Dec 2006 $	31 Dec 2005 $
Revenue	1,085,713	1,065,074
Expenditure		
Administration fees	48,600	48,600
Profit (Loss) for the period	1,037,113	1,016,474
Retained earnings (Loss) at beginning of the period	562,848	(388,800)
Retained earnings at end of the period	$ 1,599,961	$ 627,674

CHORUS MOTORS PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 68312

BALANCE SHEET
As at 31 December 2006

	31 Dec 2006 $	31 Dec 2005 $
Accounts Receivable	13,798,331	12,607,301
Total Net Assets	$ 13,798,331	$ 12,607,301
Capital and Reserves		
Called up Share Capital	65,946	65,728
Share Premium Account	12,130,415	11,913,033
Retained Income	1,599,961	627,674
Minority Interest	2,009	866
Total Shareholders' Funds	$ 13,798,331	$ 12,607,301
No of Shares in issue	6,594,583	6,571,752

END